EXHIBIT 99.1

[Letterhead of Morgan, Lewis & Bockius LLP]

Telecom Italia Capital

12 rue Eugene Ruppert

L-2453 Luxembourg

– and –

Telecom Italia S.p.A.

Piazza degli Affari, 2

20123 Milan

Italy

July 18, 2006

Ladies and Gentlemen:

Re:	6.20% Guaranteed Senior Notes due 2011, 7.20% Guaranteed Senior Notes due 2036 and Floating Rate Guaranteed Senior Notes due 2011 of Telecom Italia Capital

registered under the Registration Statement on Form F-3 (Reg. Nos. 333-127351; 333-127351-01)

We have acted as special U.S. counsel to Telecom Italia S.p.A., a joint stock company (Società per Azioni or, in abbreviated form, S.p.A.) organized under the laws of the Republic of Italy (the “Guarantor”), and Telecom Italia Capital, a company with limited liability (société anonyme) organized under the laws of the Grand Duchy of Luxembourg (the “Company”), in connection with the issuance and sale by the Company, pursuant to an Underwriting Agreement (the “Underwriting Agreement”), dated July 11, 2006, among the Company, the Guarantor and the Underwriters named therein (the “Underwriters”) and a Pricing Agreement (the “Pricing Agreement”), dated July 11, 2006, among the Company, the Guarantor and the Underwriters, of $750,000,000 aggregate principal amount of the Company’s 6.20% Guaranteed Senior Notes due 2011, $1,000,000,000 aggregate principal amount of the Company’s 7.20% Guaranteed Senior Notes due 2036 and $850,000,000 aggregate principal amount of the Company’s Floating Rate Guaranteed Senior Notes due 2011 (collectively, the “Notes”), in each case fully and unconditionally guaranteed (the “Guarantees”) by the Guarantor and to be issued under an Indenture (the “Indenture”), dated as of October 6, 2004, among the Company, the Guarantor and JPMorgan Chase Bank, N.A., as Trustee (the “Trustee”), as supplemented by a Third Supplemental Indenture, dated as of July 18, 2006, among the Company, the Guarantor, and the Trustee (the “Supplemental Indenture”).

In connection with this opinion, we have examined originals or certified, conformed or reproduction copies of such agreements, instruments, documents and records of the Company and the Guarantor, such certificates of public officials, and such other documents, and have made such investigations of law, as we have deemed necessary or appropriate for the purposes of this opinion. In all such examinations, we have assumed without investigation the legal capacity of all natural persons executing documents, the genuineness of all signatures on original or certified copies, the authenticity of all original or certified copies and the conformity to original or certified documents of all copies submitted to us as conformed or reproduction copies. We have relied as to factual matters upon, and have assumed the accuracy of, the statements made in the certificates of officers or representatives of the Company and the Guarantor delivered to us, and certificates and other statements or information of or from public officials and officers and representatives of the Company and the Guarantor and others.

With your permission, for the purposes of the opinion expressed herein, we have assumed that (i) TIC is a company with limited liability (société anonyme) duly organized and validly existing under the laws of the Grand Duchy of Luxembourg, (ii) insofar as the laws of the Grand Duchy of Luxembourg are concerned (a) the Indenture, the Supplemental Indenture and the Notes have been duly authorized by TIC and (b) the Indenture, the Supplemental Indenture and the Notes been duly executed and delivered by TIC, (iii) TI is a company duly incorporated and validly existing under the laws of the Republic of Italy as a joint stock company (Società per Azioni), (iv) insofar as the laws of the Republic of Italy are concerned, (a) the Indenture and the Guarantees have been duly authorized by

TI and (b) the Indenture, the Supplemental Indenture and the Guarantees have been duly executed and delivered, (v) the Trustee had and has the power and authority to enter into and perform its obligations under the Indenture and the Supplemental Indenture and the Trustee has duly authorized, executed and delivered the Indenture and the Supplemental Indenture, (vi) the Indenture and Supplemental Indenture are valid, binding and enforceable with respect to the Trustee, (vii) the Trustee has duly authenticated the Notes in accordance with the Indenture and Supplemental Indenture and (viii) insofar as any obligation under the Indenture, the Supplemental Indenture, the Notes or the Guarantees is to be performed in, or by a party incorporated or organized under the laws of, any jurisdiction outside the United States of America, its performance will not be illegal or ineffective in any such jurisdiction by virtue of the law of that jurisdiction.

We note that with respect to matters of Italian law, TI is relying upon the opinion letter of Labruna Mazziotti Segni, Italian counsel to TI, dated the date hereof, and delivered to TI contemporaneously herewith, a copy of which will be incorporated by reference into the Registration Statement. We note that with respect to matters of Luxembourg law, TIC is relying upon the opinion letter of Linklaters Loesch, Luxembourg counsel to TIC, dated the date hereof, delivered to TIC contemporaneously herewith, a copy of which will be incorporated by reference into the Registration Statement.

Based upon and subject to the foregoing, and to the limitations and qualifications described below, we are of the opinion that upon the issuance of the Notes and the related Guarantees by TIC and TI, respectively, and payment for the Notes by the purchasers thereof, pursuant to the Underwriting Agreement and Pricing Agreement (i) the Notes will constitute valid and legally binding obligations of TIC, and (ii) the related Guarantees will constitute valid and legally binding obligations of TI.

The opinions set forth above are subject to the following additional qualifications and assumptions:

1.	The opinions set forth above are subject to the effects of (i) bankruptcy, insolvency, fraudulent conveyance, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting enforcement of creditors’ rights or remedies generally, (ii) general principles of equity (whether such principles are considered in a proceeding at law or equity), including the discretion of the court before which any proceeding may be brought, concepts of good faith, reasonableness and fair dealing and standards of materiality, and (iii) limitations on enforceability to the extent that acceleration of indebtedness under any of the Notes or related Guarantees may impair collectibility of that portion, if any, of the principal amount thereof that might be determined to be unearned interest thereon.

2.	We express no opinion as to the effect of any U.S. Federal or state laws regarding fraudulent transfers or conveyances. We express no opinion as to the laws of any jurisdiction other than the laws of the State of New York, as currently in effect, that in our experience are applicable to transactions of the type contemplated by the Registration Statement and the Indenture. In particular (and without limiting the generality of the foregoing) we express no opinion concerning (i) the laws of any country or subdivision thereof (other than the laws of the State of New York) or as to the effect of such laws (whether limiting, prohibitive or otherwise) on any of the rights or obligations of TIC or TI, the holders of the Notes, or any other party to or beneficiary of any of the Indenture, any Supplemental Indenture, the Notes and the Guarantees or (ii) the effect, if any, of the law of any jurisdiction (except the State of New York) in which any holder of the Notes is located that limits the rate of interest that such holder may charge or collect.

3.	We express no opinion as to (i) whether a United States Federal court would accept jurisdiction in any dispute, action, suit or proceeding arising out of or relating to the Notes, the Indenture, the Supplemental Indenture or the transactions contemplated thereby, (ii) any objection to jurisdiction on the basis of the inconvenience of the forum provided for in the Indenture or (iii) any provision in the Indenture or the Supplemental Indenture relating to judgments in other currencies.

This opinion is furnished to you in connection with the issuance of the Notes and related Guarantees in connection with the Registration Statement and is not to be used, circulated, quoted or otherwise relied upon for any other purpose.

We consent to the incorporation by reference of this opinion into the Registration Statement and to the use of our name under the heading “Validity of Notes and Guarantees” in the Preliminary Prospectus Supplement, dated July 10, 2006, and the Prospectus Supplement, dated July 11, 2006, each relating to the Registration Statement. In giving such consent, we do not hereby concede that we are within the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the rules and regulations of the United States Securities and Exchange Commission thereunder.

Very truly yours,

/S/ MORGAN, LEWIS & BOCKIUS LLP